Exhibit 99.1

Docebo Appoints Sukaran Mehta Chief Financial Officer

TORONTO, March 9, 2022 — Docebo Inc. (NASDAQ: DCBO; TSX: DCBO) (“Docebo” or the “Company”) announced today, Sukaran Mehta, CPA, CA, FCA, who has served as Interim Chief Financial Officer since September 2021, has been promoted to Chief Financial Officer, effective immediately.

Mehta joined Docebo as Vice President of Finance in September 2019 and brings over 14 years of experience in technology, financial services, private equity, and venture capital. Before Docebo, he was Vice President Finance at Finastra (a Vista Equity Partners owned financial technology company), overseeing critical finance operations, including business planning, finance systems implementation, and recurring revenue operations. He previously worked at RBC on several finance initiatives, including the acquisition of City National Bank. Mehta started his career at PricewaterhouseCoopers, is a graduate of the National University of Ireland, Galway, and holds CPA, CA Ontario, and FCA Ireland designations.

“Sukaran is a proven leader within our finance organization. In addition to being a valued and collaborative partner to other members of the leadership team, his deep and extensive experience in leading financial operations has been instrumental to support our scaling and rapid growth,” said Claudio Erba, Founder and CEO of Docebo. “This is a well-deserved appointment and I look forward to Sukaran’s continued contributions as part of our executive management team.”

“Docebo is on a great trajectory,” said Sukaran Mehta. “We have a talented team and a clear opportunity to build on our strong Learning Suite platform and drive value for our global customers and investors alike. I look forward to continuing my work with the Board, Claudio, and the rest of the management team to execute on the strategic plan and position Docebo for sustainable, profitable long-term growth.”

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About Docebo
Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and understand the business impact of their learning experiences. With Docebo’s multi-product learning suite, enterprises around the world are equipped to tackle any learning challenge and create a true learning culture within their organization.
For further information, please contact:
Mike McCarthy
Investor Relations
mike.mccarthy@docebo.com
1-214-830-0641

Ronda Morra
Global Director, PR & Communications
ronda.morra@docebo.com
1-781-589-7226